SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 9 of its Bylaws, to participate in the Company’s Extraordinary Shareholders’ Meeting (“ESM” or “Meeting”), to be held on October 28, 2024, at 11:00 a.m., in an exclusively digital format, through the Ten Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission, of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

I.	Amend article 27 to the Bylaws to (i.1) authorize, in the main section, that the Statutory Audit Committee (“CAE”) be composed of at least three and at most five members, with participation of an external member permitted; (i.2) update, in paragraph 2, the requirements for nomination to the position of CAE member, which shall be composed of (a) at least one independent board of directors member, (b) at least one external member to the board of directors, (c) at least one member with renowned experience in corporate accounting, and (d) a majority of independent members; (i.3) include paragraph 3, allowing the accumulation of the characteristics of items “a” or “b” with “c” above by the same member; and (i.4) reflect the aforementioned amendments in the new paragraph 5.

II.	Consolidate the Company’s Bylaws, to reflect the resolutions of item (I) on the Agenda.

Shareholder Information:

The Meeting will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the ESM, or (ii) by sending voting instructions before the ESM is held, through a Remote Voting Form (“RVF”).

Due to the limitation on the exercise of voting rights provided for in article 6 of the Company's Bylaws, the Company requests that shareholders inform the Company, by 11:00 a.m. on October 24, 2024, whether they belong to a “Group of Shareholders” (as such term is defined in article 6 of the Company's Bylaws), and indicate which other shareholders are also members of said “Group of Shareholders”, so that the Company can comply with the voting limitation provided for in article 6 of the Bylaws. Shareholders who do not fit into the legal situations contemplated in the aforementioned article of the Bylaws will not need to send the communication to the Company, and the Company will consider that such shareholders affirm that they do not belong to any “Group of Shareholders” and that they are responsible for such statement. The communication mentioned above must be sent to the attention of the Investor Relations Department via email sabesp.ri@sabesp.com.br.The rules and procedures for shareholders’ participation in the Meeting are detailed in the Manual for Participation in the Meeting, and the information about the matters to be resolved at the Meeting is detailed in the Management Proposal, both of which are available on the Company’s Investor Relations website (https://ri.sabesp.com.br/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

I.	Participation through the electronic platform

Shareholders who want to participate in the Meeting must pre-register on the Ten Meetings Platform at the following link https://assembleia.ten.com.br/654345119, until 11:00 a.m. of October 26, 2024, by selecting the option “Cadastrar” and uploading the documents detailed below:

•	Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil) of the shareholder or, if represented, their legal representative;
•	Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the General Meeting; and additionally
•	For investment fund shareholders: a copy of the consolidated fund regulations and bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized);
•	For legal entities shareholders: a copy of the bylaws or current articles of organization and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized).

If the shareholders wish to be represented by a proxy, they must register in the Digital Platform, in addition to the documents indicated above, the power of attorney, under the law and the Manual for Participation in the Meeting.

It should be noted that the personal data and documents requested for accreditation and participation in the Meeting will be used exclusively for this purpose and their handling is justified within the terms of article 7, item II, of Law 13,709/2018 (compliance with legal requirement), according to Brazilian Corporation Law and correlated regulations.

After analysis and validation of the document, the Shareholders or their representatives will receive a confirmation of registration on the Digital Platform by email. Access to the ESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

II.	Participation through Remote Voting Form

If Shareholders decide to participate in the ESM through a remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agents of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meeting; (b) send the Remote Voting Form directly to the Company; or (c) send the voting instructions via the Ten Meetings digital platform (through the link https://assembleia.ten.com.br/654345119, on the table “BVD”, provided that the instructions are received within seven (7) days before the ESM (i.e. October 21, 2024), and any Remote Voting Forms received by the Company after this deadline will be disregarded.

The sending of the RVF to the custody agent or bookkeeping agent shall observe the applicable rules and procedures, as indicated by these service providers. RVF directly sent to the Company – (i) mailing address, to Rua Costa Carvalho, nº 300, City and State of São Paulo (to Superintendência de Relações com Investidores); (ii) via email to sabesp.ri@sabesp.com.br; or (iii) via the Ten Meetings platform, through link https://assembleia.ten.com.br/654345119 - must be accompanied by the documentation listed in item I above and detailed in the Manual for the Participation in the Meeting.

Shareholders who send their Remote Voting Form may participate in the Meeting via the digital platform. However, should they exercise their voting right in real time at the respective Meeting, their Remote Voting Form will be fully disregarded and the votes cast during the Meeting will be considered valid.

São Paulo, September 26, 2024.

Karla Bertocco Trindade

Chair of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 4, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.